                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

    Faced with repeated breaches of the law and attempts to deprive it of its interests in Poland, Vivendi Universal is commencing proceedings

    Vivendi Universal agrees with the appeal of the Warsaw Public Prosecutor that has injunctive effect

                                        *
                                       * *
Paris March 1st, 2005 -Vivendi Universal (Paris Bourse: EX FP; NYSE: V) has filed a complaint in accordance with the procedure provided for in the bilateral agreement between France and Poland for the protection of investments, first, with respect to a series of acts which constitute a fraudulent abuse of process, against which no steps have been taken by the Polish justice system, and secondly, with respect to miscarriages of justice.

These acts have been committed in particular by representatives of the company Elektrim and the Deutsche Telekom group, and are aimed at depriving Vivendi Universal of its interests in PTC - the premier mobile phone operator in Poland.

These are frauds perpetrated in breach of the law:

- the unlawful appointment by Elektrim and Deutsche Telekom jointly of a purported Supervisory Board and Board of Directors of PTC on the basis of false documents;

- the amendment of the register of shareholders in breach of a court injunction prohibiting any change in the share ownership of PTC.

These frauds have been committed by way of irregular court proceedings which have failed to observe fundamental rights of defence and are contrary to international conventions:

- the selective and biased recognition of an international arbitration so as to subvert its meaning for the exclusive benefit of one of the parties, to the detriment of Vivendi Universal, in breach of international law (New York Convention; Agreement between the Government of the Republic of France and the Government of the Republic of Poland to encourage the reciprocal protection of investments, signed at Paris on 14 February 1989);

- the failure by a Warsaw court to observe fundamental rights of defence and of appeal.

These acts of Elektrim and Deutsche Telekom are in breach of the law and constitute an attempt to deprive Vivendi Universal of its interests.

For its part, Vivendi Universal supports the appeals and the criminal complaints filed by Elektrim Telekomunikacja and PTC, and has made contact with the Polish Government to demand compliance with the law.

Vivendi Universal agrees with the decision of the Warsaw Public Prosecutor to appeal against the partial enforcement of the Vienna arbitration award applied for by Deutsche Telekom and Elektrim. This appeal has injunctive effect.
The subverted arbitration award cannot therefore have legal effect in Poland and Elektrim cannot rely on it in order to claim ownership of the PTC shares owned by Elektrim Telekomunikacja.

Vivendi Universal is a major investor in Poland and since 1999, has supported the development of PTC, the leading national mobile telephony company. Vivendi Universal fully supports PTC and its employees in its attempts to secure the future development of the company.

                                       ***

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).


Important disclaimer:
---------------------

This document contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise forward-looking statements.


Media                                                Investor Relations
Paris                                                Paris
Antoine Lefort                                       Daniel Scolan
+33 (0) 1 71 71 11 80                                +33 (0) 1 71 71 32 91
Agnes Vetillart                                      Laurence Daniel
+33 (0) 1 71 71 30 82                                +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                             New York
Flavie Lemarchand-Wood                               Eileen McLaughlin
+(212) 572 1118                                      +(1) 212.572.8961